SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Minutes of the Audit Committee’s Meeting

held on November 8, 2017

1. DATE, TIME AND PLACE: On November 8, 2017, at 2:00 p.m., in the City and State of São Paulo, at Avenida das Nações Unidas 8.501, 19th floor (“Company”).

2. CALL NOTICE AND ATTENDANCE: Call notice was waived, since all members of the Company’s Audit Committee attended the meeting, therefore, the quorum for installment and approval was verified.

3. RESOLUTIONS: By unanimous vote of attending members, without reservations, and based on the documents and clarifications provided by Management and independent auditors of the Company, members of the Audit Committee resolve to advise the Board of Directors on the approval of the Independent Auditor’s Report and the Interim Financial Information for the third quarter of 2017.

4. CLOSING: With no further matters to be discussed, these minutes were read, approved and signed by all members of the Committee. Signatures: Janine Maria Corrêa Pupo, Secretary. Francisco Vidal Luna, José Écio Pereira da Costa Júnior and Odair Garcia Senra.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Janine Maria Corrêa Pupo
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 9, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer